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Form 6K

        SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

        Report of Foreign Issuer

        Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
November 13, 2002

WESTPAC BANKING CORPORATION
(Translation of registrant's name into English)

60 MARTIN PLACE, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA
(Address of principal executive offices)

                 [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F

        [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

Yes	No ☒

        [If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-    ]

13 November 2002

Westpac launches hybrid capital transaction

Westpac Banking Corporation today announced the launch of a Tier 1 hybrid capital transaction, to be known as Westpac FIRsTS, to raise a minimum of A$600 million.

The offer is for the issue of a minimum of six million Westpac FIRsTS by a subsidiary of Westpac, at an issue price of A$100 each. While the issue is intended to raise A$600 million, provision has been made to accept additional applications for a further A$100 million.

Westpac's Chief Financial Officer, Mr Phil Chronican, said: "We have been considering an additional issue of Tier 1 capital for some time to further improve the diversity and efficiency of our capital resources. This issue ensures we have the right capital mix."

The Westpac FIRsTS offer will be made via a Product Disclosure Statement. A copy of the statement will be lodged today with the Australian Securities and Investments Commission.

The offer is expected to open on 25 November 2002 and close on 13 December 2002. Westpac Institutional Bank and Salomon Smith Barney have been appointed as joint lead managers to the offer.

Application will be made to have Westpac FIRsTS quoted on the Australian Stock Exchange, allowing holders to buy and sell Westpac FIRsTS at the prevailing market price after completion of the offer.

Mr Chronican said the Westpac FIRsTS are expected to pay fixed quarterly income distributions until 31 December 2007 when certain features, including the distribution rate, can be changed. At that time, investors can request an exchange of their Westpac FIRsTS.

"The expected annual distribution rate of Westpac FIRsTS will be determined on or around 19 December 2002 by reference to a margin over the prevailing five-year swap rate. The margin will be set following an institutional book build process, likely to be concluded by 20 November 2002," he said.

More Information about Westpac FIRsTS

The hybrid capital offering will be made through an issue of units known as Westpac FIRsTS in the Westpac First Trust (ARSN 102 664 700). The issuer of Westpac FIRsTS is Westpac Funds Management Limited (ABN 28 085 352 405).

The Westpac FIRsTS offer will be made via a Product Disclosure Statement (and in New Zealand an Investment Statement) which will be made available when the offer opens. This is expected to be 25 November 2002. Investors should consider the Product Disclosure Statement (and the Investment Statement in New Zealand) in deciding whether to acquire Westpac FIRsTS.

To obtain a copy of the Product Disclosure Statement please call the Westpac FIRsTS Information Line on 1300 360 822 in Australia.

Ends.

For Further Information

David Lording	Liz McGrath
Media Relations	Media Relations
Westpac Banking Corporation	Westpac Institutional Bank
Ph: 02 9226 3510	Ph: 02 9284 8221
Mb: 0419 683 411	Mb: 0438 777 301

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Form 6K
WESTPAC BANKING CORPORATION (Translation of registrant's name into English)
60 MARTIN PLACE, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA (Address of principal executive offices)